Filed by Transatlantic Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Transatlantic Holdings, Inc.
Commission File No.: 1-10545
Letter to customers and brokers disseminated by Transatlantic Holdings, Inc. on August 9, 2011.
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ROBERT F.ORLICH
PRESIDENT
CHIEF EXECUTIVE OFFICER
August 9th, 2011
To Our Customers and Brokers
Nothing Without You
You may have noticed much attention and activity focused on our stockholders in recent weeks. Distracting as these events undoubtedly are, we remind ourselves that they are aimed entirely at our stockholders. Our Board reaffirms its recommendation of, and declaration of advisability with respect to, the Allied World merger agreement. We cannot know the final outcome until our stockholders make their decision, but in the meantime I do wish to make a number of key points to you, our trading partners.
First, these events are taking place because of the strength of our relationship with you. When we talk about our ‘franchise’ we mean our years of working with you, through all cycles of the market, for all lines of business, in all corners of the world. We have created our global network of offices to deliver world class solutions to your local risk transfer needs. Our stockholders will have that strength in mind when they decide on the future path of our company.
Second, this isn’t the only significant change we have faced recently. When we separated from our former majority shareholder, we did so smoothly in large part because of you. We have not forgotten the good wishes and support you provided us then, and we find ourselves once again relying upon your same goodwill and support now. We are your risk transfer partners. We cannot tell what the future will bring — that is why our industry exists. All we can do is earn your support through our hard work and professional approach.
Third, we do not expect to trouble you with every day-to-day announcement, filing and analysis. We do expect to have greater clarity by conference season, and well before our major renewal season. We will continue to update you with major developments, and please do not hesitate to contact me to discuss any element of the changes taking place.
These are not perfect circumstances in which we find ourselves. However we have faced uncertainty before, and business, like life, must go on. Our teams around the world remain the same expert professionals you have relied on, and we hope that you will continue to do so.
Sincerely
Bob

80 PINE STREET, NEW YORK, NEW YORK 10005	•	Tel: (212) 365-2200	•	Fax: (212) 425-0689

Additional Information about the Proposed Merger with Allied World and Where to Find It
Allied World has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Transatlantic and Allied World that also constitutes a prospectus of Allied World in connection with a proposed merger between Transatlantic and Allied World. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Transatlantic or Allied World may file with the SEC or send to their stockholders in connection with the proposed merger. Investors and security holders are urged to read the registration statement on Form S-4, including the preliminary joint proxy statement/prospectus filed and other relevant documents that will be filed with the SEC (including the definitive joint proxy statement/prospectus), as they become available because they will contain important information about the proposed merger. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com; or by contacting Allied World’s Corporate Secretary, attn.: Wesley D. Dupont, at Allied World Assurance Company Holdings, AG, Lindenstrasse 8, 6340 Baar, Zug, Switzerland, or via e-mail at secretary@awac.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
Additional Information About the Validus Exchange Offer
This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer commenced by Validus, Transatlantic has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information about the Validus exchange offer. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
Participants in the Solicitation
Transatlantic, Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed merger. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Stockholders and the preliminary joint proxy statement/prospectus on Form S-4/A related to the proposed merger, which was filed by Allied World with the SEC on August 5, 2011. Information about Allied World’s directors and executive officers is available in Allied World’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Shareholders and the preliminary joint proxy statement/prospectus on Form S-4/A related to the proposed merger, which was filed with the SEC on August 5, 2011. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, to the extent applicable, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

80 PINE STREET, NEW YORK, NEW YORK 10005	•	Tel: (212) 365-2200	•	Fax: (212) 425-0689

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Transatlantic’s or Allied World’s stockholder approval or the failure to satisfy other conditions to completion of the proposed merger with Allied World, including receipt of regulatory approvals; risks that the proposed merger disrupts current plans and operations; risks that the unsolicited Validus exchange offer and/or National Indemnity proposal disrupts current plans and operations, including the proposed merger; the ability to retain key personnel; the ability to recognize the benefits of the proposed merger; the amount of the costs, fees, expenses and charges related to the proposed merger and the Validus exchange offer and the National Indemnity proposal; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors; and other risks detailed in the “Cautionary Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Transatlantic’s Form 10-K and other filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Transatlantic is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

80 PINE STREET, NEW YORK, NEW YORK 10005	•	Tel: (212) 365-2200	•	Fax: (212) 425-0689